EXHIBIT 99.1

Theratechnologies Receives Notification from NASDAQ Relating to Minimum Bid Price

Montréal, Canada – August 7, 2012 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) (NASDAQ: THER) today announced that it received a letter from the listing qualifications department staff of The NASDAQ Stock Market LLC (NASDAQ) on August 7, 2012 notifying Theratechnologies that, for the last 30 consecutive business days, the bid price of its common shares had closed below $1.00 per share, the minimum closing bid price required by the continued listing requirements set forth in NASDAQ Listing Rule 5450(a)(1).

Pursuant to NASDAQ Listing Rule 5810(c)(3)(A), Theratechnologies has 180 calendar days, or until February 4, 2013, to regain compliance with the minimum bid price requirement. If at any time before this date Theratechnologies’ common shares have a closing bid price of $1.00 or more for a minimum of 10 consecutive business days, NASDAQ staff will notify Theratechnologies that it has regained compliance. As a result, the notice has no effect at this time on the listing of Theratechnologies’ common shares on The NASDAQ Global Market, which will continue to trade under the symbol “THER”.

If Theratechnologies does not regain compliance with NASDAQ Listing Rule 5450(a)(1) by February 4, 2013, Theratechnologies may be eligible for more time if it submits an application to transfer its securities to The NASDAQ Capital Market. Following submission of the application, Theratechnologies may be eligible for an additional 180-day period to regain compliance with the minimum bid price requirement if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, for The NASDAQ Capital Market and provides notice of its intention to cure the deficiency during the second compliance period. Should NASDAQ conclude that Theratechnologies will not be able to cure the deficiency, NASDAQ will provide notice that its securities will be subject to delisting. Alternatively, Theratechnologies may appeal NASDAQ’s decision to a Listing Qualifications Panel.

Theratechnologies intends to monitor the bid price for its common shares between now and February 4, 2013, and will assess all its available options under the circumstances during this period.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THER) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. For more information about Theratechnologies, please visit www.theratech.com. Additional information, including the public documents filed by Theratechnologies, is also available on SEDAR at www.sedar.com and on the Securities and Exchange Commission’s website at www.sec.gov.

We refer potential investor to the “Risk Factors” section of our Annual Information Form (AIF) dated February 27, 2012. The AIF is available at www.sedar.com and at www.sec.gov under our public filings.

Contact:

Luc Tanguay Senior Executive Vice President & Chief Financial Officer

Theratechnologies Inc.

Phone: 514 336-4804 (x204)